UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

LIFE NUTRITION PRODUCTS, INC.
 (Name of Registrant as Specified In Its Charter)

Delaware	42-1743717	001-34274
(State or other jurisdiction of incorporation)	(IRS EmployerFile Number)	(CommissionFile No.)

c/o 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932
(Address of principal executive offices)

(973) 443-0600
(Registrant’s telephone number, including area code)

LIFE NUTRITION PRODUCTS, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

May 12, 2011

The information contained in this Information Statement is being furnished to all holders of record of common stock, par value $0.0001 (the “Common Stock”), of Life Nutrition Products, Inc., a Delaware corporation (referred to herein as the “Company”, “we”, “us” and “our”), at the close of business on May 11, 2011 in accordance with the requirements of Section 14f of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in order to effect a change in the majority of the Company’s board of directors (the “Board of Directors”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about May 12, 2011.

THE COMPANY URGES YOU TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

You are receiving this Information Statement because the Company has (i) appointed two new members to the Board of Directors of the Company, in connection with a change in control of the Company, which appointments shall be effective immediately following expiration of the 10 day statutory notice period required in accordance with the rules promulgated under Section 14f of the Exchange Act following filing and mailing to our stockholders of this Information Statement; and (ii) accepted the resignation of one current sole member of the Board of Directors, effective immediately following the effectiveness of the two new appointments.  The appointments and resignation described herein shall not be effective any earlier than 10 days following the date after which this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

The information contained in this Information Statement concerning each person chosen for the Company’s Board of Directors has been furnished to the Company by each individual, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

BACKGROUND

On September 7, 2010, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Conqueror Group Limited, a Hong Kong corporation (“Conqueror”) and Acumen Charm Ltd., a British Virgin Islands corporation (the “Conqueror Shareholder”). Pursuant to the Agreement, at the closing of the transaction contemplated in the Share Exchange Agreement (the “Transaction”), the Company will acquire 100% of the issued and outstanding capital stock of Conqueror from the Conqueror Shareholder, making Conqueror a wholly-owned subsidiary of the Company. There was no prior relationship between the Company and any of its affiliates and the Conqueror Shareholder and any of its affiliates.

Conqueror owns 100% of the equity interest of Shenyang Kai Xin, a wholly-owned foreign enterprise incorporated in the People’s Republic of China (“PRC”), which entity has entered into contractual arrangements with Liaoning New Land Food & Beverage Co., Limited (“NLFB”) and Liaoning New Land Fast Frozen Food Co. Limited (“NLFF”), each a company incorporated in the PRC, which arrangements give Conqueror effective control of the business of NLFB and NLFF.  NLFB is principally engaged in the processing and distribution of raspberry and blueberry drinks, wines and other related products in China, and NLFF is principally engaged in the cultivation, processing and distribution of fresh and frozen raspberries in the domestic market in China and internationally.

In consideration for the purchase of the Conqueror Shareholder’s interest in Conqueror, the Company will issue to designees of the Conqueror Shareholder a total of 23,905,000 newly issued shares of the Company’s common stock.

The closing of the Transaction is conditioned upon, among other things, satisfactory due diligence investigations by the parties, the cancellation of a total of 13,787,800 shares of the Company’s common stock by certain shareholders of the Company, the ability of certain designees of Conqueror to purchase a total of 4,010,000 shares of the Company’s common stock from non-affiliated shareholders of the Company in unrelated transactions, the accuracy at closing of the representations made by the parties in the Share Exchange Agreement, and the obtaining of necessary consents.

The First Amendment to the Share Exchange Agreement (the “First Amendment”) was entered into on November 17, 2010 by the Company with Conqueror and the Conqueror Shareholder.  The First Amendment amends the terms of the Share Exchange Agreement in which 1,004,900 shares shall be redeemed by the Company contemporaneously with the execution of the First Amendment at an aggregate redemption price of $55,270 (the “Group B Redemption Price”) and 12,782,900 shares shall be redeemed by the Company at or before the closing at an aggregate redemption price of $49,731 (the “Group C Redemption Price”) pursuant to mutually acceptable and duly executed redemption agreements.

Contemporaneously with the execution of the First Amendment, Conqueror loaned the Company the principal amount of $55,270 in exchange for which the Company delivered a promissory note to Conqueror which proceeds were used to pay the Group B Redemption Price.  The First Amendment further provides that at or before the closing, Conqueror shall loan the Company the principal amount of $49,731 which shall be paid from the funds remaining in escrow (the “Remaining Escrow Funds”) pursuant to the Escrow Agreement dated as of August 13, 2010, as amended on August 30, 2010, by and among Conqueror, the Company and Cyruli Shanks Hart & Zizmor LLP, in exchange for which the Company shall deliver a promissory note to Conqueror which proceeds shall be used to pay the Group C Redemption Price.

The First Amendment also provides that in the event that the closing does not occur for any reason on or before January 31, 2011, then, among other things, the Remaining Escrow Funds shall be paid to the Company and used to promptly redeem 12,782,900 shares as provided therein at the Group C Redemption Price, and the then officers and directors of the Company shall resign with immediate effect and appoint such persons as designated by Conqueror as officers and directors.

The Closing was to transpire on or before January 31, 2011 but, as of the date hereof, has not occurred.  As a result, as of May 11, 2011, and in accordance with the terms of the First Amendment, the Remaining Escrow Funds were paid to the Company and were used to redeem 12,782,900 shares at the Group C Redemption Price and the Company delivered a promissory note to Conqueror in the principal amount of $49,731.  In addition, on May 11, 2011, Michael M. Salerno, the Company’s sole officer and director, resigned as an officer and director of the Company, and appointed Chu Zhanjun and Li Gang as directors, and Chu Zhanjun as President, Chief Executive Officer and Principal Financial Officer of the Company, each a designee of Conqueror.

As a result, a change in control has occurred, due to the resignation of Mr. Salerno as sole officer and director, appointment of Mr. Zhanjun as President, Chief Executive Officer and Principal Financial Officer of the Company, and appointment of Mr. Zhanjun and Mr. Gang as directors which appointments as directors shall be effective immediately after the expiration of the 10 day period following the date after which this Information Statement is filed with the SEC and transmitted to you.

As of the date hereof, we do not expect that the transaction contemplated by the Share Exchange Agreement will be completed at any time in future.

DIRECTORS AND EXECUTIVE OFFICERS

Before May 11, 2011, Michael M. Salerno (age 39), our co-founder, had been our Chief Executive Officer, Chairman of the Board and a director since 2005.  Mr. Salerno is the founding CEO of Northeast Professional Planning Group, Inc. (NPPG) and its subsidiaries, SRG, Arbor Title Services, Arbor Realtors, and Tri State Realty. Mr. Salerno’s responsibilities have included growing, monitoring, and managing all aspects of NPPG since its inception in August 1997. Mr. Salerno’s business acumen extends from forming businesses to building successful business partnerships in a wide range of industries.

Chu Zhanjun (age 40), President, Chief Executive Officer, Principal Financial Officer and a director of the Company, has since 2008 managed Dalian Kaida Venture Capital in China as the Executive of Administration, whose duties cover: organizing significant events and activities related to company’s administrative affairs; directing logistic division to create a sound working environment; and leading crews, on a regular basis, to review functional responsibilities so that they may timely spot problems and thus make corrections.  From 2001 to 2007, he was co-manager general of Solar Group-Dalian Hi-Tech Corporation, assisting manager general to form strategies related to company development, business and operations; streamline in-house governance; stipulate rules regarding corporate structure, management system, business morals and the like; and oversee the execution of plans and strategies.   From 1994 to 1996, he held the position as the Manager of Planning Department of Solar Town Hotel, in Jiamusi City, Heilongjiang Province, and later was promoted and worked as the Director of this department until 2000. His responsibilities comprised developing company’s strategic plan, brand strategies and marketing. He attended Heilongjiang Business School from year 1989 to 1993 and obtained his bachelor degree of business management.

Li Gang (age 32), director of the Company, has since 2010 been employed by Dalian Kaida Venture Capital as the Manager General of Office Administration, whose duties include: receiving and entertaining important guests to the company; responding to important, administration-related correspondences; organizing regular examinations related to fire protection and security, thus creating a safe working environment; dealing matters in field of laws and enforcing guidelines and inspections in connection with confidential issues; smoothing in-house cooperation and settling the disputes arising; overseeing the execution of company’s management model, soliciting /analyzing feedbacks and making reports to manager general; securing full knowledge of company’s internal operations and making reports to manager general if necessary; and forging cooperative liaisons with external bodies on behalf of the company.  From 2006 to 2009, he was the Director of Office Administration of Solar Group, and from 2002 to 2005, he was the Manager of Information Department of Solar Group-Dalian Hi-Tech Corporation.  Mr. Gang attended Heilongjiang Jiamusi University from year 1997 to 2001 and obtained his bachelor degree of computer.

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors.

To the knowledge of the Company, none of the directors, executive officers, or persons nominated or chosen by us to become directors has been personally involved in any legal proceedings as defined in Section 401 or Regulation S-K in the past five years.

Audit Committee

As of the date hereof, we do not have an audit committee. However, our Board of Directors carries out the functions of an audit committee. The Board of Directors does not believe the expense of hiring a financial expert would be beneficial to the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons beneficially holding more than ten percent of our common stock to report their ownership of common stock and any changes in that ownership to the SEC. The SEC has established specific due dates for these reports, and we are required to report in this document any failure to file by these dates.  Based on the Company’s knowledge and as reported in its Annual Report on Form 10-K for the year ended December 31, 2010, the Company believes that, we respect to the year ended December 31, 2010, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

Code of Ethics

The Company has adopted a code of ethics which is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function, directors and/or employees. The code of ethics was filed with our S-1 Registration Statement on July 21, 2008.

VOTING SECURITIES AND CERTAIN BENEFICIAL OWNERSHIP

Voting Securities

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 shares of common stock, par value $0.0001 per share, of which 4,095,000 are issued and outstanding, and 2,000,000 shares of preferred stock, par value $0.0001 per share, of which none are issued or outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted.  There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of the date hereof, by (i) each person who is known by the Company to own beneficially more than 5% of the Company’s outstanding common stock; (ii) each of the Company’s directors; and (iii) directors and officers of the Company as a group:

		Percent(1)
Name and Address	Shares Owned	of Class
Chu Zhanjun	0	0%
Room 2503 Tian’an Int;l Tower
No. 88 Rd. Zhongshan
Zhongshan District
Dalian City, PRC

Li Gang	0	0%
Room 2503 Tian’an Int;l Tower
No. 88 Rd. Zhongshan
Zhongshan District
Dalian City, PRC

Michael M. Salerno(2)	35,000	*
121 Monmouth Street, Suite A
Red Bank, NJ[address]

Asset Intelligence Ltd.	280,000	6.8%
c/o 30A Vreeland Road, Suite 230
Florham Park, NJ

Clover Meadow Corp.	280,000	6.8%
375 N. Stephanie Street 1411
Henderson, NV 89014

David Moss	225,000	5.5%
30872 Hunt Club Drive
San Juan Capistrano, CA

Robert Gelfand	225,000	5.5%
1711 Drummon Drive
Vancouver, BC Canada

All Directors & Officers
as a Group (2 persons)	0	0%

*	Less than 1%

(1)	Based upon 4,095,000 issued and outstanding shares of common stock.

(2)	On May 11, 2011, Mr. Salerno, the Company’s then sole officer and director, resigned as an officer and director.

EXECUTIVE COMPENSATION

None of our executive officers have received any compensation during the years ended December 31, 2009 and 2010.  Currently, we do not pay our directors any cash or other compensation. In the future, we may consider appropriate forms of compensation, including the issuance of common stock and stock options as compensation.

Certain Relationships and Related Transactions

Since January 1, 2010, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party: (i) in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and (ii) in which any director, executive officer, person nominated or chosen to become a director, shareholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, documents and other information with the SEC relating to its business, financial condition and related matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are additionally available on the SEC’s internet website at  www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFE NUTRITION PRODUCTS, INC.

Dated: May 12, 2011	By:	/s/ Chu Zhanjun
Chu Zhanjun, President